September 24, 2025

Josh Blacher
Chief Financial Officer
BullFrog AI Holdings, Inc.
325 Ellington Blvd. , Unit 317
Gaithersburg , MD 20878

       Re: BullFrog AI Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41600
Dear Josh Blacher:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences